# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Inari Medical, Inc., CIK 0001531048
CUSIP: 45332Y109
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 6001 Oak Canyon, Suite 100, Irvine, California (CA), 92618
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-028539
Filed by CIK 0001279660

## Reporting persons
- Donald B. Milder: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Inari Medical, Inc.
Address of issuer's principal executive offices: 6001 Oak Canyon, Suite 100, Irvine, CA 92618.

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Donald B. Milder (the "Reporting Person").
Address of principal business office or, if none, residence: The business address of the Reporting Person is c/o Inari Medical, Inc., 6001 Oak Canyon, Suite 100, Irvine, CA 92618.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0.0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Donald B. Milder: /S/ Donald B. Milder, Donald B. Milder (05/01/2025)